SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                REPSOL YPF, S.A.
------------------------------------------------------------ ------------------
                                (NAME OF ISSUER)

                  Ordinary Shares, nominal value EUR 1.00 each
                         (TITLE OF CLASS OF SECURITIES)
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                                    76026T205
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                                 (CUSIP NUMBER)


                            Sacyr Vallehermoso, S.A.
                          Paseo de la Castellana 83-85
                               Madrid, Spain 28046
                          Attention: Ana de Pro Gonzalo
                                 +34 91 545 5000

                       -----------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                November 29, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D/A

CUSIP NO. 76026T205


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   1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Sacyr Vallehermoso, S.A.
                  IRS 00-0000000
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) |X|
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS (See Instructions)
                  BK
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Kingdom of Spain
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                               7 SOLE VOTING POWER

                                  160,251,606
       NUMBER OF
        SHARES                 8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                   61,043,173
         EACH
       REPORTING               9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                     160,251,606

                              10    SHARED DISPOSITIVE POWER

                                  61,043,173
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         221,294,779
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [ ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.13%(1)
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  14     TYPE OF REPORTING PERSON (See Instructions)
         CO
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(1) 18.13% when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer's Form 20-F filed on July 14, 2006.

     This Amendment No. 5 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2006 and amended on November 7, 2006, November 14, 2006 and November 15, 2006, by and on behalf of Sacyr Vallehermoso, S.A., a corporation organized under the laws of the Kingdom of Spain ("SyV") with respect to shares of Ordinary Common Stock, par value EUR 1.00 per share (the "Common Stock" and each such share of Common Stock a "Share"), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the "Issuer"). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated October 26, 2006 (as previously amended) shall remain unchanged.

     ITEM 4. PURPOSE OF TRANSACTION.

     The information contained in Item 4 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the second paragraph thereof with the following:

     Provisions of Spanish corporate law provide for proportional representation for shareholder nominees on boards of directors. SyV presently intends to become a long term shareholder of the Issuer. To that end, SyV has chosen to avail itself of the proportional representation procedures and, subject to compliance with regulatory, legal and other requirements, has sought representation on the Issuer's Board of Directors (the "Board"). In a session held on October 25, 2006, the Board's Nomination Committee agreed to propose to the full Board the appointment of SyV's designates, Mr. Luis Fernando del Rivero Asensio and Mr. Juan Abello Gallo, as institutional members of the Board representing SyV.

     At a duly held meeting of the Board on November 29, 2006, on the recommendation of its Nomination Committee, the Board approved the appointment of Mr. del Rivero and Mr. Abello as directors. Mr.del Rivero and Mr. Abello will join the board as institutional director designees of SyV. Mr. del Rivero currently serves as Executive President of the Board of Directors and Executive Commission of SyV and on the boards of several additional corporate affiliates of SyV. Mr. Abello serves as the authorized representative of Nueva Compania de Inversiones, S.A., which is the Second Vice Chairman of SyV, and on the board of directors of several companies unaffiliated with SyV or the Issuer.




                                        2
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  December 1, 2006            SACYR VALLEHERMOSO, S.A.


                                    By: /s/ Marta Silva de Lapuerta
                                      -------------------------------------
                                      Name:   Marta Silva de Lapuerta
                                      Title:  General Secretary of the Board

                                                                    SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF SACYR VALLEHERMOSO

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SyV are set forth below. If no business address is given, the director's or officer's business address is the address specified in Item 2 as the principal business address of SyV. Every director and officer is a citizen of Spain except for Diogo Alves Diniz Vaz Guedes, who is a citizen of Portugal.

Names and Business Addresses of Executive, Present Principal Occupation and Name of Employer

DIRECTORS

Luis Fernando del Rivero(1)                  Chairman of the Board of Directors

Manuel Manrique Cecilia                                     First Vice Chairman


Nueva Compania de Inversiones S.A                          Second Vice Chairman
  (authorized representative Juan Abello)(2)
  Address: c/Fernando el Santo, No. 23
  28010 - MADRID


Diogo Alves Diniez Vaz Guedes                               Third Vice Chairman


Prilou, S.A.                                                           Director
  (authorized representative
  Jose Manuel Loureda Mantinan
  Address: Avd. Olimpica, No. 18 duplicado, local 2
  Poligono El Soto
  Mostoles (Madrid)


Demetrio Carceller Arce                                                Director


Matias Cortes Dominguez                                                Director


Torreal, S.A.                                                          Director
  (authorized representative
  Pedro del Corro Garcia-Lomas)
  Address: c/Fernando el Santo, No. 23
  28010 - MADRID

     ____________________________
(1) Mr. del Rivero is the beneficial owner of 1,000 shares of REPSOL YPF acquired October 23, 2006 at a price of EUR 25.86 per share. Sacyr Vallehermoso, S.A. explicitly disclaims beneficial ownership of such shares. On November 29, 2006, Mr. del Rivero joined the Board of Directors of REPSOL YPF as an institutional director designee of Sacyr Vallehermoso, S.A.

(2) Mr. Abello is the beneficial owner of 1,000 shares of REPSOL YPF. He also may be deemed to be the beneficial owner of an additional 81,926 shares of REPSOL YPF held by Arbarin Sicav, S.A. Sacyr Vallehermoso, S.A. explicitly disclaims beneficial ownership of all such shares. On November 29, 2006, Mr. Abello joined the Board of Directors of REPSOL YPF as an institutional director designee of Sacyr Vallehermoso, S.A.

Participaciones Agrupadas, S.LU                                        Director
  (authorized representative
  Angel Lopez Corona Davila)
  Address: P(0) de la Castellana, No.89
  28046 - MADRID


Grupo Satocan, S.A.                                                    Director
  (authorized representative
  Juan Miguel Sanjuan Jover)
  Address: Concejal Garcia Feo, No. 30 - bajo
  35011 - LAS PALMAS DE GRAN CANARIA


Corporacion Caixa Galicia, S.A.U.                                      Director
 (authorized representative
 Jose Luis Mendez Lopez)
 Address: Avda. Linares Rivas, No. 30-32 - 3(0)
 A CORUNA

Prilomi (authorized representative                                     Director
  Jose Manuel Loureda Lopez)
  Address: Avd. Olimpica, No. 18 duplicado, local 2
  Poligono El Soto
  Mostoles (Madrid)


Actividades Inmobiliarias y Agericolas, S.A                            Director
 (authorized representative
 Victor Guillamon Melendreras )
 Address: Arco de Santo Domingo, No. 1 - 2(0)-C
 MURCIA


Francisco Javier Perez Gracia                                          Director


Mutua Madrilena                                                        Director
 (authorized representative
 Carlos Cutillas)
 Address: P(0) de la Castellana, No. 33
 28046 - MADRID




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EXECUTIVES OFFICERS EXCLUDING DIRECTORS


Marta Silva de Lapuerta                          General Secretary of the Board

Vicente Benedito Frances                            Chief Executive Officer Law

Fernando Rodriguez Avial                               Executive Officer, Testa

Rafael del Pozo Garcia                                  Executive Officer, VHDP

Javier Gayo Pozo                                         President, Sacyr, S.A.

Fernando Lozano Sainz                           Executive Officer, Valoriza SAU

Jose Antonio Guio de Prada                 Chief Executive Officer in Contracts

Ricardo Martin Lucas                                    Chief Executive Somague

Ana de Pro Gonzalo                                Chief  Executive  Officer  in
                                   Institutional Relationship and Communication

Jose Manuel Naharro Castrillo        Chief Executive Officer of Human Resources

Jose Carlos Otero Fernandez               Chief Executive Officer in Financial
                                                  Management and Administration

Luis Janini Tatay                    Chief Executive in Commercial Relationship




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